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                                                           Page 1 of 10


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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    3     )*
                                          ---------

                      POLICY MANAGEMENT SYSTEMS CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   731108106
           --------------------------------------------------------
                                 (CUSIP Number)

            Government of Singapore Investment Corporation Pte Ltd
                250 North Bridge Road #38-00, Raffles City Tower
           Singapore 179101  Attn:  Ms Seah Wan Hoon (Tel: 3308661)
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    5 Aug 97
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 731108106                                       Page  2  of  10  Pages
          ---------                                            ---    ----

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Government of Singapore Investment Corporation Pte Ltd
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/

- -------------------------------------------------------------------------------
  3  SEC USE ONLY

- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

         00
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Singapore
- -------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

                                    Nil
      NUMBER OF              --------------------------------------------------
       SHARES                8  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      1,148,520
        EACH                 --------------------------------------------------
      REPORTING              9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                        Nil
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                    1,148,520
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,148,520
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    6.31%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

                                    00
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 731108106                                       Page  3  of  10  Pages
          ---------                                            ---    ----

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Government of Singapore
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/

- -------------------------------------------------------------------------------
  3  SEC USE ONLY

- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

         00
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Singapore
- -------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

                                   Nil
      NUMBER OF              --------------------------------------------------
       SHARES                8  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     939,820
        EACH                 --------------------------------------------------
      REPORTING              9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                       Nil
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   939,820
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   939,820
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   5.17%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

                                   00
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 731108106                                       Page  4  of  10  Pages
          ---------                                            ---    ----

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Monetary Authority of Singapore
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/

- -------------------------------------------------------------------------------
  3  SEC USE ONLY

- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          00
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Singapore
- -------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

                                    Nil
      NUMBER OF              --------------------------------------------------
       SHARES                8  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                      196,900
        EACH                 --------------------------------------------------
      REPORTING              9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                        Nil
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                    196,900
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    196,900
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    1.08%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

                                    00
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 731108106                                       Page  5  of  10  Pages
          ---------                                            ---    ----

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Board of Commissioners of Currency, Singapore
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/

- -------------------------------------------------------------------------------
  3  SEC USE ONLY

- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

         00
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Singapore
- -------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

                                   Nil
      NUMBER OF              --------------------------------------------------
       SHARES                8  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     11,800
        EACH                 --------------------------------------------------
      REPORTING              9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                       Nil
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   11,800
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   11,800
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   0.06%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

                                   00
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

Security        :       Policy Management Systems             Common Stock
                        Corporation


Address         :       One PMS Center
                        P.O. Box 10
                        Columbia, SC 29202


ITEM 2.  IDENTITY AND BACKGROUND

(a) Government of Singapore Investment Corporation Pte Ltd a government agency

(b)      250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore 179101

(c)      Investment Manager

(d)      N.A.

(e)      N.A.

(f)      N.A.

II

(a)      Government of Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore 179101

(c)      Government

(d)      N.A.

(e)      N.A.

(f)      N.A.

III

(a)      Monetary Authority of Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore 179101

(c)      Central Bank

(d)      N.A.

(e)      N.A.

(f)      N.A.

IV

(a)      Board of Commissioners of Currency, Singapore

(b) c/o Government of Singapore Investment Corporation Pte Ltd 250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore 179101

(c)      Currency Board

(d)      N.A.

(e)      N.A.

(f)      N.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source of Funds :   Foreign Reserves
Amount          :   USD47,145,815.67


ITEM 4.  PURPOSE OF TRANSACTION

Purpose of Acquisition : Investment

None of the reporting persons (nor any of its executive officers or directors, controlling persons or any executive officer or director of any such controlling person) has any plans or proposals relating to paragraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)    The aggregate number of shares and percentage of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

                          No of Shares    Power to Vote        Power to Dispose
                          Beneficially
Person                       Owned      Sole(1)   Shared(1)   Sole(1)  Shared(1)
- ------                    ------------  -------   ---------   -------  ---------

Government of Singapore     1,148,520      0      1,148,520      0     1,148,520
Investment Corporation
Pte Ltd

Government of Singapore       939,820      0        939,820      0       939,820

Monetary Authority of         196,900      0        196,900      0       196,900
Singapore

Board of Commissioners         11,800      0         11,800      0        11,800
of Currency, Singapore

Total(2)
(all Reporting Persons)     1,148,520      0      1,148,520      0     1,148,520

- -------------------------
(1) The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 939,820 shares of Common Stock beneficially owned by it with the Government of Singapore, shares power to vote and power to dispose of the 196,900 shares of Common Stock beneficially owned by it with the Monetary Authority of Singapore and shares power to vote and power to dispose of the 11,800 shares of Common Stock beneficially owned by it with the Board of Commissioners of Currency, Singapore.

(2)  The reporting persons disclaim membership in a group.

(c)  The following transactions were effected during the past 60 days:

     TRADE DATE                     QUANTITY                    UNIT PRICE

GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD

     Nil

GOVERNMENT OF SINGAPORE

     10.06.97            SOLD                    29,300                  52.1708
     12.06.97            SOLD                     8,000                  52.6800
     23.07.97            SOLD                    27,300                  50.2502
     31.07.97            SOLD                    25,700                  54.5094
     01.08.97            SOLD                    24,000                  54.0121
     01.08.97            SOLD                     4,200                  54.0938
     04.08.97            SOLD                     6,000                  54.0350
     04.08.97            SOLD                     1,300                  54.0625
     05.08.97            SOLD                    98,000                  54.3426
     06.08.97            SOLD                    73,000                  55.3054

MONETARY AUTHORITY OF SINGAPORE

     10.06.97            SOLD                     7,300                  52.1708
     12.06.97            SOLD                     2,000                  52.6800
     23.07.97            SOLD                     5,400                  50.2502
     31.07.97            SOLD                     5,000                  54.5094
     01.08.97            SOLD                     3,900                  54.0121
     04.08.97            SOLD                     3,000                  54.0350
     05.08.97            SOLD                    16,000                  54.3426
     06.08.97            SOLD                    12,000                  55.3054

BOARD OF COMMISSIONERS OF CURRENCY, SINGAPORE

     14.07.97            SOLD                     9,000                  48.8750
     04.08.97            SOLD                     1,700                  54.0350
     05.08.97            SOLD                     4,000                  54.3426
     06.08.97            SOLD                     3,000                  55.3054


(d)  N.A.


(e)  N.A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     N.A.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.   Power of Attorney of Government of Singapore dated 1 Sep 93.

2.   Power of Attorney of Monetary Authority of Singapore dated 14 Aug 93.

3. Power of Attorney of Board of Commissioners of Currency, Singapore dated 16 Aug 94.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 1997
- ---------------                     Government of Singapore Investment
    Date                            Corporation Pte Ltd



                                   by /s/ Seah Wan Hoon
                                     -------------------------------------------
                                             Senior Officer


                                   Government of Singapore
                                   by Government of Singapore Investment
                                   Corporation Pte Ltd, its attorney-in-fact


                                   by /s/ Seah Wan Hoon
                                     -------------------------------------------
                                             Senior Officer


                                   Monetary Authority of Singapore
                                   by Government of Singapore Investment
                                   Corporation Pte Ltd, its attorney-in-fact


                                   by /s/ Seah Wan Hoon
                                     -------------------------------------------
                                             Senior Officer


                                   Board of Commissioners of Currency, Singapore by Government of Singapore Investment Corporation Pte Ltd, its attorney-in-fact by /s/ Seah Wan Hoon
                                     -------------------------------------------
                                              Senior Officer

                                  EXHIBIT INDEX

Exhibit No          Name of Exhibit                                   Page No
- ----------          ----------------                                  -------

     1              Power of Attorney executed by Government of          -
                    Singapore dated 1 Sep 93 (*)

     2              Power of Attorney executed by Monetary               -
                    Authority of Singapore dated 14 Aug 93 (*)

     3              Power of Attorney executed by Board of               -
                    Commissioners of Currency, Singapore dated
                    16 Aug 94 (+)

          * Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 15 Oct 93.

          + Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 5 Oct 94.